UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on December 27, 2016, the Board of Directors of the Company (the “Board”) determined to fill a vacancy on the Audit Committee of the Board, and to appoint Mr. Ido Agmon, an independent director at the Company, to serve on the Audit Committee of the Board, effective immediately.

The present membership of the statutory committees of the Board is as follows:

●	Audit Committee – Mr. Yair Katzir; Mr. Steven Steinberg; Mr. Ido Agmon
●	Compensation Committee - Mr. Yair Katzir; Mr. Steven Steinberg; Mr. Ido Agmon

The Board has determined that all of the aforementioned directors meet the independence requirements and membership standards of the Exchange Act and NASDAQ Listing Rules for serving on the applicable committee.

The present membership of the other committees of the Board is as follows:

●	Investment Committee – Mr. Ido Agmon; Mr. Yair Katzir; Ms. Leah Bruck
●	Science and Technology Committee – Dr. Paul Waymack; Mr. Ido Agmon; Dr. Gil Ben-Menachem

It is the intention of the Registrant that, in accordance with the Israeli Companies Law and the Company’s Amended and Restated Articles of Association, each of the committees shall select a committee chairman at an upcoming meeting of the applicable committee.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

December 27, 2016	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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